UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

SEAGATE TECHNOLOGY HOLDINGS PUBLIC LIMITED COMPANY

(Exact name of the registrant as specified in its charter)

Ireland	001-31560	98-1597419
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

38/39 Fitzwilliam Square
Dublin 2
Ireland	D02 NX53
(Address of principal executive offices)	(Zip code)

Katherine E. Schuelke

Senior Vice President, Chief Legal Officer and Company Secretary

(510) 661-1975

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2021.

☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended _____.

Section 1 — Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

This Specialized Disclosure Report on Form SD and the Conflict Minerals Report, filed as Exhibit 1.01 hereto, are publicly available at www.seagate.com/global-citizenship/.

Item 1.02 Exhibit

The Conflict Minerals Report of Seagate Technology Holdings public limited company (“Seagate”).

As a member of the Responsible Business Alliance, Seagate has been actively involved in mineral supply chain due diligence since 2010. Seagate’s responsible sourcing of minerals policy is publicly posted at https://www.seagate.com/files/www-content/global-citizenship/policies/files/responsible-sourcing-of-minerals-policy-09-2020.pdf . Additional information on our responsible sourcing of minerals is publicly available at https://www.seagate.com/global-citizenship/responsible-sourcing-of-minerals/.

Seagate’s products contain tin, tungsten, tantalum, and gold (“3TG”) necessary to their functionality or production (as defined in Section 1, Item 1.01 (d)(3) of this Form SD). Seagate found no reasonable basis for concluding that any 3TG in its products directly or indirectly financed or benefitted armed groups, and thus believes the status of conflict minerals contained within its products is “DRC conflict free” (as defined in Section 1, Item 1.01(d)(4) of this Form SD) as of December 31, 2021.

The website references contained in this Form SD are provided for convenience only, and their contents are not incorporated by reference into this Form SD and the Conflict Minerals Report nor deemed filed with the U.S. Securities and Exchange Commission.

Section 2 — Exhibits

Item 2.01	Exhibits

Exhibit 1.01 — Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

SEAGATE TECHNOLOGY HOLDINGS PUBLIC LIMITED COMPANY

By:	/s/ Gianluca Romano	May 31, 2022
Name:	Gianluca Romano	Date
Title:	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

Exhibit

Exhibit 1.01 — Conflict Minerals Report